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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007 or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission File No. 00-26505

A.
FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

Community National Bank

401(k) Profit Sharing Plan

PacWest Bancorp
120 Wilshire Blvd.
Santa Monica, California 90401

B.
NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

PacWest Bancorp
401 West "A" Street
San Diego, California 92101

Community National Bank
401(k) Profit Sharing Plan

Index

All other schedules are omitted because they are not required or applicable pursuant to the Employee Retirement Income Security Act of 1974 (ERISA) and Department of Labor regulations.

Report of Independent Registered Public Accounting Firm

The 401K Committee
Community National Bank 401(k) Profit Sharing Plan

        We have audited the accompanying statement of net assets available for benefits of Community National Bank 401(k) Profit Sharing Plan (the Plan) as of December 31, 2007 (liquidation basis), and the related statement of changes in net assets available for benefits for the year ended December 31, 2007 (liquidation basis). These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statement of the Plan as of December 31, 2006 (liquidation basis) was audited by other auditors, whose report dated July 26, 2007, expressed an unqualified opinion on that financial statement.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 (liquidation basis), and the changes in net assets available for benefits for the year ended December 31, 2006 (liquidation basis) in conformity with United States generally accepted accounting principles.

        As discussed in Note 1 (b) to the accompanying financial statements, on October 26, 2006 Community Bancorp Inc., parent of Community National Bank, ("Bank") approved an Agreement and Plan of Merger with PacWest Bancorp, formerly known as First Community Bancorp, which provided for the acquisition of Community National Bank. An application for termination of the Plan was filed with the Internal Revenue Services on May 15, 2007. A favorable determination letter was received on March 5, 2008. Subsequent to May 5, 2008, PacWest Bancorp began the distribution process. Participant balances are to be distributed to participant IRA accounts or the participants current employer's

        Our audit was performed for the purpose of forming an opinion on the 2007 financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2007 (liquidation basis), is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic 2007 financial statements taken as a whole.

/s/  SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

Newport Beach, California
June 27, 2008

See accompanying notes to financial statements.

Report of Independent Registered Public Accounting Firm

To the Participants and the Administrator of the
Community National Bank 401(k) Profit Sharing Plan:

        We have audited the accompanying statement of net assets available for benefits of the Commmunity National Bank 401(k) Profit Sharing Plan (the Plan) as of December 31, 2006. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 in conformity with U.S. generally accepted accounting principles.

/s/  GROBSTEIN, HORWATH & COMPANY LLP

Costa Mesa, California

July 26, 2007

See accompanying notes to financial statements.

Community National Bank
401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2007 (Liquidation Basis) and 2006 (Liquidation Basis)

	2007	2006
	(Dollars in thousands)
Investments at fair value:
Common stock	$5,266	$7,239
Deposits with Principal Life Insurance Company:
Pooled separate accounts, at fair value	5,721	4,922
Guaranteed interest accounts, at fair value	199	192
Participant loans	200	200

Net assets available for benefits	$11,386	$12,553

See accompanying notes to financial statements.

Community National Bank
401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2007 (Liquidation Basis)

(Dollars in thousands)
Additions (deductions) to net assets attributable to:
Investment income:
Interest and dividends	$217
Net depreciation in fair value of investments	(1,411)

(1,194)

Contributions:
Rollovers	66

Total net deductions	(1,128)

Deductions from net assets attributable to:
Benefits paid to participants	3
Administrative expenses	36

Total deductions	39

Decrease in net assets	(1,167)

Net assets available for benefits:
Beginning of the year	12,553

End of the year	$11,386

Community National Bank
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2007 (Liquidation Basis) and 2006 (Liquidation Basis)

(1) Description of the Plan

        The following description of the Community National Bank 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

  (a)
  General

        The Plan is a defined contribution plan which provides retirement benefits for eligible employees of Community National Bank (the Company) that have elected to participate in the Plan. Community Bancorp Inc. and its subsidiary Community National Bank were acquired by PacWest Bancorp, formerly known as First Community Bancorp, on October 26, 2006. As successor to Community Bancorp Inc., the Plan is administered by PacWest Bancorp. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

  (b)
  Plan Termination

        On September 30, 2006, the Board of Directors of Community Bancorp Inc., the Plan sponsor, approved the termination of the Plan. An application for termination was filed with the Internal Revenue Service on May 15, 2007. Subsequent to September 30, 2006, no contributions, loan payments or new loans have been allowed into and out of the Plan, and no distributions or rollovers were allowed subsequent to September 30, 2006 and until May 5, 2008, the date the determination letter was received. The process of liquidating the assets had not commenced as of December 31, 2007. Participants will continue to be able to direct the allocation of their funds among all the investments offered under the Plan in accordance with Plan provisions until the final pay-out date. Shortly after receipt of the determination letter, the Plan began the distribution process. Participant balances are to be distributed to participant IRA accounts or the participants current employer's plan.

  (c)
  Contributions

        Prior to September 30, 2006, the Plan covered all employees of the Company 21 years of age and over. Participants could contribute, under a salary reduction agreement, up to 100% of their eligible compensation, as defined, but not to exceed the dollar amount allowed by law, which was $15,000 for 2006, the last year for which participant contributions were accepted. Subject to certain contributions, the Company made matching contributions each pay period equal to 100% of the deferral rate elected by participants for deferral rates up to 3% of the participant's compensation for that pay period. Participants could and may also contribute amounts representing distributions (rollovers) from other tax favored plans, and participants age 50 and over may make unmatched "catch-up" contributions in accordance with Internal Revenue Code (IRC) regulations and limitations.

  (d)
  Participant Accounts

        Each participant account is credited with the participant's contributions, allocations of the Company's matching contribution and profit sharing contribution (if any), and earnings or losses. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant's account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

Community National Bank
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2007 (Liquidation Basis) and 2006 (Liquidation Basis) (Continued)

(1) Description of the Plan (Continued)

  (e)
  Vesting

        Participant contributions are immediately fully vested. The Company fully vested the matching contributions effective with the acquisition of Community Bancorp Inc.

  (f)
  Benefit Payments

        A participant may receive a distribution of his or her entire vested accrued benefit only upon the participant's termination of employment. While employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial hardship, in accordance with Plan provisions. Withdrawal of previously contributed employee after-tax contributions is also permitted in accordance with Plan provisions.

        For distributions other than for financial hardship or on account of withdrawal of employee after-tax contributions, the method of payment shall be based on the participant's election and may be made in one or a combination of the following methods: a single lump sum; installments (if eligible as defined by the Plan); or direct transfer to an Individual Retirement Account (IRA) or tax favored plan that accepts the transfer. Distribution shall be made in cash or in-kind, in accordance with the participant's election and Plan provisions.

  (g)
  Participant Loans

        Loans to participants were made, at the discretion of the Plan's administrator, for up to 50% of the participants vested account balance in an amount not less than $1,000 and not to exceed $50,000. Such loans were collateralized by the participant's vested balance in the Plan and were for a fixed term requiring regular payments. The loans bore a reasonable rate of interest. Effective with the acquisition of Community Bancorp, Inc. all assets were frozen and routine loan payments were not accepted by the Plan. Participants have the ability to pay the loan balance in full prior to termination of the plan or deem their outstanding loan balance as a distribution, which is subject to certain tax consequences.

(2) Significant Accounting Policies

  (a)
  Basis of Accounting

        The accompanying financial statements of the Plan have been prepared on the liquidation basis of accounting.

  (b)
  Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits and the additions and deductions in the statements of changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Community National Bank
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2007 (Liquidation Basis) and 2006 (Liquidation Basis) (Continued)

(2) Significant Accounting Policies (Continued)

  (c)
  Investment Valuation and Investment Income

        The Plan's investments are maintained in pooled separate accounts and within a group annuity contract. The investments in pooled separate accounts are valued at the asset value of the underlying investments based on quoted market prices. The Guaranteed interest accounts are valued at fair value and consist of contributions and reinvested income, less any withdrawals plus accrued interest. Participant loans are valued at the outstanding loan balance. All investments values are considered to materially approximate the liquidation basis of accounting.

        The Plan also has investments in PacWest Bancorp common stock in 2007 and 2006. These shares are valued at quoted market prices on a trade-date basis.

        Appreciation (depreciation) in fair value of investments is the realized gain (loss) on disposition of investments plus the unrealized increase (decrease) in fair value of investments held from the beginning of the plan year or date of purchase, whichever is later. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend rate.

  (d)
  Payment of Participant Benefits

        Participant benefits are recorded when paid.

  (e)
  Administrative Expenses

        Administrative expenses of the Plan may be paid by the Plan sponsor or the assets of the Plan. Such expenses include, but are not limited to expenses for bonding required by ERISA, recordkeeping and other administrative services, and fees and expenses of the custodian.

  (f)
  Risks and Uncertainties

        The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants' account balances and the amounts reported in the financial statements.

Community National Bank
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2007 (Liquidation Basis) and 2006 (Liquidation Basis) (Continued)

(3) Investments

        The following table presents the fair value of investments as of December 31, 2007 and 2006, with individual investments representing 5% or more of the Plan's net assets available for benefits separately identified:

Investments	2007	2006
PacWest Bancorp Common Stock	$5,266,033	$7,238,882
Principal Money Market Separate Account	1,214,683	791,453
Principal Diversified International Market Separate Account	723,629	482,148	*

    *
    Less than 5% as of December 31, 2006, presented for comparison only.

        During the year ended December 31, 2007, the Plan's investments (including investment securities bought, sold and held during the year) (depreciated) appreciated as follows:

Investments	2007
PacWest Bancorp common stock	$(1,656,955)
Principal managed pooled separate accounts	245,869

Total	$(1,411,086)

(4) Party-in-interest Transactions

        The Plan invests in units of pooled separate accounts managed by Principal Life Insurance Company, the custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for administrative services amounted to $36,000 for the year ended December 31, 2007.

        The Plan's investment in the PacWest Bancorp's common stock amounted to $5,266,033 at December 31, 2007 and $7,238,882 at December 31, 2006. The Plan held 127,692 and 181,836 shares of the PacWest Bancorp common stock as of December 31, 2007 and 2006. Such investments represented 46 and 58 percent of the Plan's net assets available for benefits at December 31, 2007 and 2006.

(5) Tax Status

        The IRS has determined and informed the Company by a letter dated June 24, 2003, that the Plan and related trust were designed in accordance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the IRS determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax- exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan received a favorable determination letter subsequent to year-end, see Note 1(b), under Plan Termination.

Comunity National Bank
401(k) Profit Sharing Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2007 (Liquidation Basis)

(a)
Identity of issuer, borrower, lessor or similar party	(b)	(c)
	Description of Investment	Current Value
*PacWest Bancorp	PacWest Bancorp Common Stock	$5,266,033
*Principal Life Insurance Company	Principal Money Mkt Sep Acct	1,214,683
*Principal Life Insurance Company	Guaranteed Interest Account	198,881
*Principal Life Insurance Company	Principal LG-Cap Stock Index Sep Acct	443,583
*Principal Life Insurance Company	Principal Diversified Intl Sep Acct	723,629
*Principal Life Insurance Company	Principal Bond and Mtg Sep Acct	290,699
*Principal Life Insurance Company	Principal PTNR Md-Cp Gr II Sep Acct	246,066
*Principal Life Insurance Company	Principal PTR LG-Cap Value Sep Acct	308,235
*Principal Life Insurance Company	Principal PTR SmCap Value II Sep Acct	207,300
*Principal Life Insurance Company	Principal Mid-Cap Stock Index Sep Acct	9,863
*Principal Life Insurance Company	Principal Small Co Blend Sep Acct	178,276
*Principal Life Insurance Company	Principal Sm-Cap Growth II Sep Acct	201,261
*Principal Life Insurance Company	Principal Government & HQ Bond Sep Acct	125,190
*Principal Life Insurance Company	Principal Med Co Blend Sep Acct	110,682
*Principal Life Insurance Company	Principal Lifetime 2020 Sep Acct	422,970
*Principal Life Insurance Company	Principal U.S. Property Sep Acct	158,540
*Principal Life Insurance Company	Principal MidCap Growth I Sep Acct	121,483
*Principal Life Insurance Company	Principal PTR Lg-Cap Blend I Sep Acct	101,125
*Principal Life Insurance Company	Principal Lifetime Str Inc Sep Acct	116,241
*Principal Life Insurance Company	Principal PTR LG-Cap Growth II Sep Acct	197,680
*Principal Life Insurance Company	Principal PTR Mid-Cap Value I Sep Acct	74,213
*Principal Life Insurance Company	Principal Med Co Value Sep Acct	66,886
*Principal Life Insurance Company	Principal Stock Emphasis Bal Sep Acct	50,094
*Principal Life Insurance Company	Principal Lifetime 2010 Sep Acct	150,409
*Principal Life Insurance Company	Principal Lifetime 2040 Sep Acct	64,761
*Principal Life Insurance Company	Principal Sm-Cap Stk Idx Sep Acct	54,952
*Principal Life Insurance Company	Principal Lifetime 2030 Sep Acct	55,677
*Principal Life Insurance Company	Principal Bond Emphasis Bal Sep Acct	11,128
*Principal Life Insurance Company	Principal Lifetime 2050 Sep Acct	14,995
*Participant Loans	Range of Interest Rates Range from 4.0% to 8.25%, maturities through September 2011.	200,399

		$11,385,934

*
Represents a party-in-interest.

NOTE: Cost not required for participant-directed investments.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Community National Bank 401(k) Profit Sharing Plan
Date: June 30, 2008	/s/ JEFFREY T. KRUMPOCH Jeffrey T. Krumpoch Senior Vice President PacWest Bancorp

QuickLinks

Community National Bank 401(k) Profit Sharing Plan Index
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
Community National Bank 401(k) Profit Sharing Plan Statements of Net Assets Available for Benefits December 31, 2007 (Liquidation Basis) and 2006 (Liquidation Basis)
Community National Bank 401(k) Profit Sharing Plan Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2007 (Liquidation Basis)
Community National Bank 401(k) Profit Sharing Plan Notes to Financial Statements December 31, 2007 (Liquidation Basis) and 2006 (Liquidation Basis)
Comunity National Bank 401(k) Profit Sharing Plan Schedule H, Line 4i—Schedule of Assets (Held at End of Year) December 31, 2007 (Liquidation Basis)
SIGNATURES